August 18, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Guided Therapeutics, Inc.

Revised Preliminary Proxy Materials

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission on behalf of Guided Therapeutics, Inc., a Delaware corporation (the “Company”), is a revised preliminary proxy statement on Schedule 14A and form of proxy relating to the Company’s 2016 annual stockholders’ meeting. This revised preliminary proxy statement revises the Company’s previously filed preliminary proxy statement on Schedule 14A filed on August 3, 2016.

The Company intends to release definitive copies of the proxy statement and form of proxy to security holders as soon as practicable.

Please contact Heith D. Rodman, at Jones Day, the Company’s outside counsel, at (404) 581-8356 if you have any questions concerning the filing. Thank you for your attention to this matter.

Very truly yours,

/s/ Gene S. Cartwright

Gene S. Cartwright
President